                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549



                                  SCHEDULE 13D

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                              (AMENDMENT NO.    )*

                          KENTUCKY FIRST BANCORP, INC.
--------------------------------------------------------------------------------
                                (NAME OF ISSUER)

                                  COMMON STOCK
--------------------------------------------------------------------------------
                         (TITLE OF CLASS OF SECURITIES)

                                   491290102
--------------------------------------------------------------------------------
                                 (CUSIP NUMBER)

        PAUL LYNCH, 11 VICTORIA DRIVE, NEW CASTLE, PA 16105  724-654-6666
--------------------------------------------------------------------------------
                (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
              AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS)

                                 APRIL 27, 1999
--------------------------------------------------------------------------------
           (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d.1(e), 240-13d-1(f) or 240.13d-1(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


POTENTIAL PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.

CUSIP No.  491290102              SCHEDULE 13D
         ---------------------

  (1)     Names of Reporting Persons.                               PAUL LYNCH
          S.S. or I.R.S. Identification Nos. of Above Persons      ###-##-####

          ---------------------------------------------------------------------

  (2)     Check the Appropriate Box if a Member of a Group          (a)   [   ]
          (See Instructions)                                        (b)   [   ]

  (3)     SEC Use Only

          ---------------------------------------------------------------------

  (4)     SOURCE OF FUNDS (See Instructions)                         PF

          ---------------------------------------------------------------------

  (5)     CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS
          IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

          ---------------------------------------------------------------------

  (6)     Citizenship or Place of Organization       United State of America

          ---------------------------------------------------------------------

                       (7)     Sole Voting Power                    60,189.013
  Number of
   Shares              --------------------------------------------------------
 Beneficially          (8)     Shared Voting Power
  Owned by
    Each               --------------------------------------------------------
  Reporting            (9)     Sole Dispositive Power               60,189.013
 Person With
                       --------------------------------------------------------
                       (10)    Shared Dispositive Power

                       --------------------------------------------------------

 (11)     Aggregate Amount Beneficially Owned by Each Reporting Person   60,189

          ---------------------------------------------------------------------

 (12)     Check if Aggregate Amount in Row (11) Excludes Certain
          Shares (See Instructions)                                        [  ]

          ---------------------------------------------------------------------

 (13)     Percent of Class Represented by Amount in Row (11)              5.1%

          ---------------------------------------------------------------------

 (14)     Type of Reporting Person (See Instructions)                       IN

          ---------------------------------------------------------------------


INSTRUCTIONS FOR COVER PAGE

(1) Names and I.R.S. Identification Numbers of Reporting Persons - Furnish the full legal name of each person for whom the report is filed - i.e., each person required to sign the schedule itself - including each member of a group. Do not include the name of a person required to be identified in the report but who is not a reporting person. Reporting persons that are entities are also requested to furnish their I.R.S. identification numbers, although disclosure of such numbers is voluntary, not mandatory (see "SPECIAL INSTRUCTIONS FOR COMPLYING WITH SCHEDULE 13D" below).

(2) If any of the shares beneficially owned by a reporting person are held as a member of a group and the membership is expressly affirmed, please check row 2(a). If the reporting person disclaims membership in a group or describes a relationship with other persons but does not affirm the existence of a group, please check row 2(b) [unless it is a joint filing pursuant to Rule 13d-1(k)(1) in which case it may not be necessary to check row 2(b)].

(3)  The 3rd row is for SEC internal use; please leave blank.

Item 1. Security and Issuer

The class of equity securities to which this statement relates is the common stock of Kentucky First Bancorp, Inc., with its principal executive offices located at 306 North Main Street, Cynthiana, Kentucky 41031.

Item 2. Identity and Background

     A. Paul Lynch

     B. 11 Victoria Drive
        New Castle, Pennsylvania 16105

     C. Paul Lynch is a partner in the law firm of Lynch & Gallitto, Attorneys-at-law, 2625 Wilmington Road, New Castle, Pennsylvania 16105.

     D. During the last five years, Paul Lynch has not been convicted in a criminal proceeding.

     E. During the last five years, Paul Lynch has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceedings was or is subject to a judgement, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

     F. Paul Lynch is a citizen of the United States of America.

Item 3. Source and Amount of Funds or Other Considerations

     Paul Lynch is the beneficial owner of 60,189,013 shares of Common Stock of Kentucky First Bancorp, Inc. The shares were purchased as follows:

Registered Owner                 Number of Shares          Aggregate Costs
----------------                 ----------------          ---------------
Paul & Marcia Lynch
Family Trust                         3,725.840               $ 47,472.50
Paul Lynch Foundation                6,600.000               $ 94,050.00
Marcia Lynch                         1,071.550               $ 14,627.50
Individual Retirement
Account for Marcia Lynch             1,600.656               $ 22,764.38
Paul Lynch                          19,050.093               $261,523.85
Paul & Marcia Lynch                  6,875.912               $ 84,225.00
Individual Retirement
Account for Paul Lynch              21,264.962               $307,335.00
                                    ----------               -----------
          TOTAL:                    60,189.013               $831,998.23

     Paul Lynch is the sole trustee of the Paul and Marcia Lynch Family Trust and has sole disposition and voting power as to the shares held by the Foundation.

     Paul Lynch is the sole trustee of the Paul Lynch Foundation and has sole disposition and voting power as to the shares held by the trustee.

     Marcia Lynch is the wife of Paul Lynch. Paul Lynch had sole voting and disposition power for all shares held by Marcia Lynch, and/or jointly between Paul and Marcia Lynch.

     All shares were purchased in over-the-counter transactions through standard brokerage accounts.

     All shares, except those held by the Paul Lynch Foundation, were purchased with the personal funds of Paul Lynch. The shares held by the Paul Lynch Foundation were purchased with funds held by the foundation, which funds were donated by Paul Lynch.

Item 4. Purpose of Transaction

     Paul Lynch, Marcia Lynch, the Paul & Marcia Lynch Family Trust and the Paul Lynch Foundation set forth in Item 3 above have acquired.

     the shares of Common Stock of Kentucky First Bancorp, Inc. for investment purposes and without any purpose of changing or influencing the control of Kentucky First Bancorp, Inc. Consistent with this purpose, Paul Lynch routinely monitors the performance of companies in which he invests through the review of their periodic financial statements and reports, and intends to do so with Kentucky first Bancorp, Inc. In connection therewith, Paul Lynch sometimes engages in oral and written communication with the officers of a company to discuss his views on its performance and increase shareholder value. To the extent he deems appropriate, Paul Lynch, may engage in such communications with the officers and directors of Kentucky First Bancorp, Inc.

     Paul Lynch also intends to request that the Board of Directors of Kentucky First Bancorp, Inc. nominates Paul Lynch as director of the company.

     Other than as described above, Paul Lynch, does not have any plan or proposal which relates to or would result in any of the actions enumerated in Item 4 of schedule 13D, except that Paul Lynch may dispose of some or all of the Common Stock or may acquire shares of Common Stock, from time to time, depending upon price and market conditions, evaluation of alternative investments, and other factors.

Item 5. Interest in Securities of the Issuer

     A. The Aggregate number of shares of Common Stock beneficially owned by Paul Lynch for the purpose of this statement is 60,189.013, representing 5.1% of the outstanding shares of Common Stock of Kentucky First Bancorp, Inc.

     B. Paul Lynch has the sole power to vote or direct the vote and sole power to dispose or direct the disposition of the 60,189.013 shares of Common Stock of Kentucky First Bancorp, Inc. as set forth in Item 3 above.

     C.   Entity                         Date     No. of Shares     Price/Share
          ------                         ----     -------------     -----------
          Paul & Marcia Lynch           4-21-99        500            11 7/8
          Paul & Marcia Lynch           3-15-99        700            12 3/4
          Paul & Marcia Lynch           3-22-99        800            12 3/4
          Paul & Marcia Lynch           3-12-99        700            12 3/4
          Paul & Marcia Lynch           4-26-99        300            11 7/8

          Paul & Marcia Lynch           4-23-99        300            11 7/8
          Paul & Marcia Lynch           4-27-99        400            12
          Paul & Marcia Lynch           3-19-99        300            12 3/4
          Paul Lynch                    4-14-99        200            12
          Paul Lynch                    4-13-99       2000            12
          Paul Lynch                    4-15-99        600            12
          Paul Lynch                    4-09-99       1000            12 1/4
          Paul Lynch                    4-08-99       1000            12 1/4
          P. & M. Lynch Family Trust    4-21-99        500            11 7/8
          P. & M. Lynch Family Trust    4-15-99        500            12
          P. & M. Lynch Family Trust    4-27-99        500            12

          All of the above transactions were effected in the over-the-counter market through a standard brokerage account.

          D. and E. - Not Applicable

Item 6. Contracts Arrangements or Relationships with Respect to Securities of the Issuer

        Not Applicable

Item 7. Materials to Filed with Exhibits

        Not Applicable

Signature

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in the statement is true, complete and correct.


April 27, 1999

/s/ PAUL LYNCH

Paul Lynch